News Release

Alexco Outlines 2008 Exploration and
Development Plans at Keno Hill

March 25, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, AMEX:AXU) ("Alexco") is pleased to announce that it has initiated an expanded surface and underground exploration program in the Keno Hill silver district, Yukon Territory. The aim of the 2008 exploration program is to continue building on the success of the 2007 district exploration work while positioning the Company to make a construction decision early in 2009 at its newly defined Bellekeno silver-lead-zinc deposit.

2008 Keno Hill Exploration and Development Program Highlights

  An initial 10,000 – 13,000 meter surface drill program will be complimented by approximately 10,000 meters of underground drilling in the Keno Hill district in 2008. Surface exploration work will focus at Onek, Lucky Queen, Keno 700, Hector Calumet and in the Silver King – Husky SW historic mine areas. A National Instrument 43-101 (“NI 43-101”) compliant technical report is planned for the Onek resource, located near the Bellekeno resource defined in 2007. Underground drilling will focus on definition and exploration drilling of the Southwest and 99 zones of the Bellekeno deposit.

  Following receipt of appropriate permits, anticipated in the second quarter of 2008, a 660 meter decline and approximately 2,300 meters of underground rehabilitation will be completed at the historic Bellekeno mine. This work will be followed by definition drilling and continued exploration of the 99 and Southwest zones, where an inferred resource of 357,800 tonnes of 1,394 grams per tonne silver, 19.0% lead, 5.5% zinc and 0.4 grams per tonne gold was outlined in 2007 as part of a larger Bellekeno inferred resource containing 537,400 tonnes of 1,016 grams per tonne silver, 13.5% lead, 10.4% zinc and 0.4 grams per tonne gold, as reported in the Company’s press release of January 30, 2008 entitled “Alexco Outlines New Zinc–Silver Zone at Bellekeno and Updates Resource Estimate”.

  A preliminary assessment report (scoping study) for the Bellekeno resource is scheduled for completion in the second quarter of 2008, to be followed by additional engineering work which will focus on improving the confidence level of resource, capital and operating components preparatory to a proposed construction and production decision at Bellekeno in early 2009.

  Alexco’s strong financial position, including more than $20 million in available cash and increasing cash flow from its environmental services business, will enable the Company to operate both surface and underground exploration programs as well as expand necessary infrastructure in 2008.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1150
Vancouver, BC V6C 1S4

2008 District Exploration Program Highlights

Based on broadly successful 2007 results, Alexco initiated, in early March 2008, the first phase of its planned surface drilling program beginning with geotechnical drilling in the vicinity of the planned Bellekeno decline on the hanging wall side of the Bellekeno 48 vein. Exploration drilling in late 2007 established the presence of an additional hanging wall vein containing grades of 1,050 grams per tonne silver over 3.57 meters in the vicinity of the proposed decline, as also reported in the Company’s press release of January 30, 2008. Additional surface exploration drilling has begun in the Leo/Gerlitzki area located in the western part of the Keno Hill district to test anomalous zinc-silver mineralization intersected in historic drilling by United Keno Hill Mining Company. Within the next three weeks, surface exploration work will expand to other areas in the district, with early focus on the Onek deposit where drilling in 2007 encountered zinc-silver mineralization 1.5 kilometers northwest of the previously defined silver-lead-zinc deposits at Bellekeno.

More than 4,000 meters of follow up drilling is planned at Lucky Queen, where drill holes in 2006 and 2007 intersected native silver in two holes approximately 200 meters apart. Grades up to 13,775 grams per tonne silver over 0.30 meters (see press release dated February 8, 2007 entitled “Alexco Announces Additional High Grade 2006 Keno Hill Drill Results”) and 35,618 grams per tonne silver over 0.52 meters (see press release dated October 23, 2007 entitled “Alexco Announces High Grade Native Silver Intercept from Lucky Queen at Keno Hill”) were intersected in the 2006 and 2007 drilling respectively. Close to Lucky Queen, the historical Keno silver-gold mine area, which produced 12.6 million ounces of silver, will also be tested. The Company also plans to test targets in the vicinity of the Hector Calumet deposit, the largest mine in the district which produced more than 96 million ounces of silver at an average production grade of 35 ounces per ton silver.

Underground definition and exploration drilling at the Bellekeno deposit will initially focus on defining and expanding the higher grade silver-lead mineralization outlined in the 99 and Southwest zones, and transition in early 2009 to the newly defined East zone where the initial inferred resource contains 179,600 tonnes of 263 grams per tonne silver, 21.3% zinc and 2.0% lead. Redevelopment of the historic Bellekeno underground workings will be completed by Procon Mining and Tunneling Ltd., who have been retained to drive new access ways, establish exploration platforms, and to rehabilitate the former development workings.

Since starting work in the Keno Hill district in June 2006, Alexco has drilled 126 holes or about 33,000 meters (including 46 holes and 14,730 meters at the Bellekeno deposit), has flown 2,016 line kilometers of airborne geophysics, and has compiled approximately 35,000 historic documents into a 300 gigabyte digital data base. Even with a steadily increasing pace of exploration, Alexco estimates that less than 5% of the district has been explored to date. Accordingly, a focus of work in 2008 is to finalize 3D technical models of all relevant historic ore deposits in the district, using the recently completed scanned and digitized historic data base.

Alexco Appoints Vice President, Exploration, Expands Exploration Staff

Stan Dodd has been appointed Vice President, Exploration for Alexco. Mr. Dodd managed Alexco’s exploration work at Keno Hill in 2007 under secondment from NovaGold Resources Inc., where he had previously managed NovaGold’s interests at Donlin Creek. Mr. Dodd’s background includes 30 years of experience in a variety of exploration roles for numerous mining companies including Amoco Minerals, Cyprus Minerals, Meridian Minerals, Kennecott Exploration and Placer Dome. In addition to the appointment of Mr. Dodd, Alexco has hired three additional senior geologists, Melanie Roberts, Dick Lippoth and Rick Dutka, previously employees of NovaGold and who have all been associated with the Keno Hill project since inception.

The technical information in this news release has been reviewed and approved by Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.